CUSIP No. 10576N102	SCHEDULE 13G	Page 1 of 9 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Braze, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10576N102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10576N102	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS AHM Investment Holdings LLC – Series M
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 784,929
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 784,929
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,929
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 10576N102	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS AHM Investment Holdings LLC – Series T
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 444,345
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 444,345
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,345
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 10576N102	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Arena Holdings Group LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 500,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 10576N102	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Arena Holdings Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,729,274
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,729,274
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,274
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 10576N102	SCHEDULE 13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Feroz Dewan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,729,274
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,729,274
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,274
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 10576N102	SCHEDULE 13G	Page 7 of 9 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Braze, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

330 West 34th Street, Floor 18 New York, NY 10001

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)  AHM Investment Holdings LLC – Series T, a Delaware limited liability company (“AHM Series T”).

(ii)  AHM Investment Holdings LLC – Series M, a Delaware limited liability company (“AHM Series M”).

(iii)   Arena Holdings Group LP, a Delaware limited partnership (“Arena Holdings LP”).

(iv) Arena Holdings Management LLC, a Delaware limited liability company (“Arena Holdings Management”). Arena Holdings Management is the Administrative Manager of each of AHM Series T, AHM Series M and Arena Holdings LP.

(v)   Feroz Dewan, a citizen of India. Mr. Dewan serves as Chief Executive Officer of Arena Holdings Management and as Managing Director of Arena Holdings LP.

The address of the principal business office of each of the reporting persons is 119 Fifth Avenue, 8th Floor, New York, NY 10003.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

	(e)	CUSIP Number: 10576N102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 10576N102	SCHEDULE 13G	Page 8 of 9 Pages

Item 4.	Ownership.

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percent of class was calculated based on 57,009,059 shares of Class A Common Stock outstanding as of December 6, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 10576N102	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2023

AHM INVESTMENT HOLDINGS LLC – SERIES T
By: Arena Holdings Management LLC
Its: Administrative Manager

By:	/s/ Feroz Dewan
	Name:	Feroz Dewan
	Title:	Chief Executive Officer

AHM INVESTMENT HOLDINGS LLC – SERIES M
By: Arena Holdings Management LLC
Its: Administrative Manager

By:	/s/ Feroz Dewan
	Name:	Feroz Dewan
	Title:	Chief Executive Officer

ARENA HOLDINGS GROUP LP

By:	/s/ Feroz Dewan
	Name:	Feroz Dewan
	Title:	Managing Director

ARENA HOLDINGS MANAGEMENT LLC

By:	/s/ Feroz Dewan
	Name:	Feroz Dewan
	Title:	Chief Executive Officer

/s/ Feroz Dewan
FEROZ DEWAN